UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Ka Lok Wong Director, Greatest Dream Group Limited Suite 62, 6/F New Henry House, Central, Hong Kong (852) 3752 3890	With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 88337K104

1.	Names of Reporting Persons Jupiter Explorer Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on 100,155,358 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons.

CUSIP No. 88337K104

1.	Names of Reporting Persons Greatest Dream Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on 100,155,358 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ka Lok Wong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	This percentage is calculated based on 100,155,358 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), each Ordinary Share represented by one American depositary share (the “ADSs”), of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the NASDAQ Global Market under the symbol “NCTY.” The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong, Shanghai 201203, People’s Republic of China.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Jupiter Explorer Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Investor”), Greatest Dream Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Greatest Dream”) and Ka Lok Wong, an individual who is a citizen of China (together with the Investor and Jupiter, the “Reporting Persons”).

(b), (c) Investor is principally engaged in investment holding. The principal business address for Investor is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

Greatest Dream is principally engaged in investment holding. The principal business address for Greatest Dream is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

Ka Lok Wong is currently a director of Greatest Dream. His principal business address is Suite 62, 6/F New Henry House, Central, Hong Kong, and he is a citizen of China.

The name, business address, present principal employment and citizenship of each partner, director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2, as applicable.

(d-e) During the last five years, no Reporting Person, nor to each Reporting Person’s knowledge, (a) any partner, executive officer or director of such Reporting Person; (b) any person controlling such Reporting Person; or (c) any partner, executive officer or director of any person ultimately in control of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 7, 2017, Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“APSOF”) entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) with the Issuer and on June 8, 2017 was issued 12,500,000 Ordinary Shares (the “Shares”) in a private placement for a price per Ordinary Share of US$1.20 for which the aggregate consideration of approximately US$15,000,000 (the “Consideration”) has not yet been paid subject to the fulfillment of certain conditions as further described in the Share Purchase Agreement attached hereto as Exhibit 99.3. The foregoing description of the Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On February 28, 2018, APSOF, Ark Pacific Investment Management Limited, a company organized under the laws of the Cayman Islands (“APIML”) and Investor entered into a Share Purchase, Variation, Assignment and Assumption Agreement with the Issuer (the “Assignment Agreement”) whereby APSOF and APIML assigned to Investor the 12,500,000 Ordinary Shares issued to APSOF pursuant to the Share Purchase Agreement, as further described in the Assignment Agreement included hereto as Exhibit 99.4, in exchange for Investor’s agreement to assume APIML’s obligation to pay US$15,000,000 at Closing (as defined in the Share Purchase Agreement). The foregoing description of the Assignment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Assignment Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference. No funds were used to acquire the beneficial ownership of the Shares; the Consideration is to be paid in full on the Closing out of the working capital of the Investor.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in this Item 4.

On February 28, 2018, APIML transferred, pursuant to the Assignment Agreement, 12,500,000 Ordinary Shares to Investor which shares which were originally issued to, but not yet paid for by, APSOF in a private placement pursuant to the Share Purchase Agreement.

The beneficial ownership that is the subject of this Schedule 13D was acquired for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of February 28, 2018. See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of February 28, 2018, as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

As of the date hereof, the Investor directly holds the Shares. Greatest Dream, as the sole shareholder and director of the Investor, shares voting and dispositive power over the Shares held by Investor. Mr. Wong as the sole director and shareholder of Greatest Dream, shares voting and dispositive power over the Shares held by the Investor.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person

99.3	Share Purchase Agreement, effective as of June 7, 2017, by and between The9 Limited and Ark Pacific Special Opportunities Fund I, L.P. (incorporated by reference to the Schedule 13D Amendment No. 1 dated July 21, 2017 filed by Ark Pacific Investment Management Limited)

99.4	Share Purchase, Variation, Assignment and Assumption Agreement, effective as of February 28, 2018, by and between The9 Limited, Ark Pacific Special Opportunities Fund I, L.P., Ark Pacific Investment Management Limited, and Jupiter Explorer Limited (incorporated by reference to the Schedule 13D Amendment No. 2 dated March 2, 2018 filed by Ark Pacific Investment Management Limited)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

March 5, 2018

JUPITER EXPLORER LIMITED
By: Greatest Dream Group Limited Its: Director

By:	/s/ Ka Lok Wong
Name: Ka Lok Wong
Title: Director

GREATEST DREAM GROUP LIMITED

By:	/s/ Ka Lok Wong
Name: Ka Lok Wong
Title: Director

KA LOK WONG

By:	/s/ Ka Lok Wong